Exhibit 99.1

Goldcorp to release 2015 third quarter results and host conference call and webcast on October 29th

TSX: G NYSE: GG

VANCOUVER, Sept. 18, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release third quarter results prior to market open on Thursday, October 29, 2015.

A conference call will be held Thursday, October 29, 2015, at 10:00 a.m. (PDT) to discuss the results. Participants may join the call by dialing toll free 800-355-4959 or 416-340-2216 for calls outside Canada and the U.S. A recorded playback of the call will be available until November 29, 2015 by dialing 800-408-3053 or 905-694-9451 for calls outside Canada and the US. Conference ID#: 2588552.

A live and archived webcast will also be available at www.goldcorp.com.

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 18:08e 18-SEP-15